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TRUE TEMPER SPORTS



Exhibit 12.1 Data - Statement of Ratio of Earnings To Fixed Charges
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                                                     For Year Ended December 31,
                                                     ---------------------------
                                                                    Pro Forma
                                                           1998        1998
EARNINGS

  Net Income Before Taxes................................ (37,811)    (40,395)

FIXED CHARGES

  Interest Expense.......................................   3,545      13,855

  Interest Factor of Operating Rents.....................     182         182
                                                           ------     -------
  Total Fixed Charges....................................   3,727      14,037

EARNINGS, AS ADJUSTED.................................... (34,084)    (26,358)

RATIO OF EARNINGS TO FIXED CHARGES(1)....................      --          --

AMOUNT BY WHICH EARNINGS WERE INSUFFICIENT TO COVER FIXED
 CHARGES(2)..............................................  37,811      40,395

(1) Information relating to the ratio of earnings to fixed charges for 1994 through 1998 has been excluded as the fixed charges were immaterial for each of those years (less than $200 for each of 1994, 1995, 1996 and 1997).


(2) Earnings were not sufficient to cover fixed charges in 1998 primarily due to a $40.0 million dollar goodwill write-off taken by Black & Decker effective January 1, 1999.